UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Results of Tender Offer

On September 16, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced the results of its previously announced tender offer (the “Offer”) to purchase for cash any and all of the Regulation S interests in its outstanding €500,000,000 2.375% Senior Secured Notes due 2028 (the “Notes”).

The Offer expired at 4:00 p.m., London time, on September 15, 2026. At the expiration of the Offer, €342,207,000 aggregate principal amount of the Notes had been validly tendered and not validly withdrawn. Subject to satisfaction of the conditions set forth in the tender offer memorandum, the Company intends to accept for purchase all such Notes.

The purchase price for the Notes accepted in the Offer, together with accrued and unpaid interest thereon, will be funded with a portion of the proceeds from the Company's recently priced €500,000,000 4.875% Senior Secured Notes due 2032. Settlement of the Senior Secured Notes due 2032 is expected to occur on September 17, 2026, and settlement of the Offer is expected to occur on September 18, 2026, both subject to customary market and other closing conditions.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith and incorporated by reference herein.

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Results of Tender Offer” dated September 16, 2026.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Results of Tender Offer” dated September 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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